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The First Twin-Hub Electric Motorcycle!



zaisermotors.com Denver CO

Hardware | Technology | Software | Automotive | Moonshots

LEAD INVESTOR



Isaac Schiff

I am investing in Zaiser Motors because I believe their manufacturing and design principles will allow them to continuously grow and improve their products as the electric motorcycle market evolves. Zaiser Motors is pushing product performance without neglecting design at a price point that removes the typical barrier to entry. They have built a well balanced team made up of individuals who have experience solving challenging technological hurdles for established companies. Their experience will put them in the position to be leaders in the electric motorcycle market for years to come.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW UPDATES 8 WHAT PEOPLE SAY 14 ASK A QUESTION

Highlights

1. ⚡ 300-mile range powered by a custom removable and recyclable battery unit.
2. 🔋 Working with multiple Battery & Manufacturing partners to leapfrog lithium-Ion technology.
3. Advanced safety features make the Electrocycle™ one of the safest bikes ever built.
4. 📈 ~60% CAGR in the Electric Motorcycle segment.
5. ♻️ Our modular system allows for maximum personalization and sustainability/replaceability of parts.
6. 🌱 12,000 pounds of CO2 saved each year per Electrocycle™.
7. Using standardized and modular components across our lineup allows for low-cost manufacturing.
8. ⛽ Motorcycle design and engineering are stuck in the gasoline era, we plan on changing that.

Our Team



Anthony Cross Co-Founder / CEO

Founder of (SALT) Media. 10 years experience as an entrepreneur in tech and creative industries.



We believe it is time to produce an electric motorcycle that is safe, stylish, and affordable.



Christopher Shipman   Co-Founder / CPO

Founder of NeAnima 3D. 6 years experience working as an engineer and product designer. B.S. in Mechanical Engineering



Hunter Shank   Director of Engineering

7-year engineering, motorcycling, and aerospace veteran. A former employee at Space X and WABCO.



Jordan Renfro   Director of Design

Two wheel creative addict with over 6 dedicated years of Industrial Design, Product Development, Automotive Clay Modeling & Prototype Modeling experience at Indian Motorcycles, Polaris On/Off Road & International Semi-Trucks.



Jana Sanchez   Director of Business Development

Jana Sanchez has been working with companies on Communication, Marketing, and Team Development for more than 20 years. Additionally, she has specialties in rapid product development and project management.



Adrian Gonzalez   Director of Marketing

Adrian is a Mexican-born marketing veteran with a motorcycle problem. With over 15 years of marketing experience he has worked with a range of organizations, from Fortune 500 companies to small businesses and nonprofits.



Fred Faylona   Director of New Systems & Tech

Fred has 25 years of experience in computing and Internet technologies in education, telecommunications, and healthcare.



Josh Rivera   Marketing Advisor

10 years experience developing and implementing multi-channel marketing strategies for small businesses and nonprofit organizations.

Our Story



Zaiser Motors was born when our two co-founders Chris & Anthony were looking to buy a new electric motorcycle in the fall of 2019 and were deeply dissatisfied with what was available on the market. They both realized that they could build something more affordable, technologically advanced, energy-efficient, and safer than anything on the market today.

These core values prompted us to reexamine how we currently build motorcycles (combustion or electric), and what the *Zaiser Motors* team could bring to the table when building the all-electric motorcycle of the future. In nearly two years of R&D, we finally have an answer.

Starting with a first principals design approach, we have come up with our very own Electrocycle™ — Our own trademark, which will embody excellent craftsmanship, technological innovation, and uncompromising safety.



Our Idea

We believe that an all-electric motorcycle should know no compromises.

We ride traditional motorcycles frequently and know for our product to succeed it has to be as good, if not better, than whatever our grandparents were riding.

Our first Electrocycle will have more innovations in safety, propulsion, sustainability, and comfort than any other bike on the market simply by using many available technologies in a first-of-its-kind configuration.

PROBLEM

Engineering of electric motorcycles is stuck in the **gasoline era.**

Safety Features are **insufficient and out of step** with consumer demand.

Design and Aesthetics lack imagination and are often **boring and simply uncool.**

The Internal Combustion Engine is dying and will be phased out completely in the next decade.

The Problem

As we modernize our transportation infrastructure globally, we need to create a new fleet of all-electric vehicles to keep pace with the onward march of technological advancement. To succeed, we need to pick and choose wisely which traditions to remember and which to forget.

SOLUTION
Technical Innovations implemented using a First Principles design approach.
Advanced Safety Features for the consumer, filling a gap in the market.
Style and Aesthetics need to be embraced as a *brand identity.*
A Clear Industry Leader has yet to emerge, signaling a blue ocean market.

The Solution

We believe that by focusing on safety, style, and new technology we can preserve everything that makes traditional motorcycling great while bringing it into the all-electric age.

Finances

Zaiser Motors is gathering early-stage investments to design, manufacture, and distribute the world's first twin-hub Electrocycle. Our initial funding will be used to finalize, test, and optimize a production-intent design of our Electrocycle. After that, we will raise production ramp funds and begin manufacturing.

Chris & Anthony are looking for investors who share their goals for a safer and more sustainable electric motorcycle.

Our initial target price is between $20K - $25K, and our initial target build cost is between $10K - $15K. By 2028, we expect to realize margins of ~30%.

MODEL OVER TIME

	>$25K	$15K	>$10K		
Timeline	Model 1	Model 2	Model 3	Sales	EBITDA
2023	300 (units)	-	-	$7.3M	$876k
2024	500	100	-	$13.7M	$1.6M
2025	700	200	100	$21.1M	$3.3M
2026	1000	400	200	$32.5M	$6.5M
2027	1000	500	400	$36M	$9M
2028	1200	500	500	$41.9M	$12.5M

However, please note that these numbers may change once we start production.

These are only forward-looking projections and can't be guaranteed.

The Zaiser Design:

Our design ethos distinguishes us from other electric motorcycle manufacturers, as we respect the high economic, human, and environmental costs we pay for two-wheeled transportation.

We intend to redefine the design criteria for electric motorcycles. Zaiser emphasizes sustainability, the right to repair, and safety. By doing so, Zaiser has distinct advantages over any electric motorcycles currently being produced.

Zaiser Motors aims to be able to recycle most (if not all) of our components within the first 10 years of our production timeline. We want our batteries and motor components to be a 'net gain' environmentally instead of a loss.

Our Batteries will be removable and replaceable to keep up with rapid development cycles within the industry, further extending the lifespan of each vehicle.

We believe a core element in established motorcycling culture is the ability to work on a bike yourself. Because of this, we plan on adopting the **'right to repair'** philosophy regarding our service infrastructure. Assisting our customers with basic repairs and servicing to keep the spirit of motorcycling intact in the electric age.

Our Electrocycle makes use of many existing safety systems, years of electric motor innovations, and aerospace quality composites for safety, speed, and style. These features, plus our first-of-its-kind twin hub powertrain, make Zaiser the safest and most rider-oriented electric motorcycle available.



Twin Hub Motors

Our unique twin-hub-powered Electrocycle stands out from other electric motorcycles available today. We believe that numerous benefits far outweigh the engineering challenges in regards to adding a hub motor on the front and rear hubs of our Electrocycle.

Safety is drastically improved through our stabilization and power assistance systems, and true traction control will give the Electrocycle a planted feel like no other bike in its class.


High Performance
(MK 1)
— ZAISER HUB MOTOR FAMILY —
PROPRIETARY I.P.
Scooters / Mopeds
(Low Power)
Touring
(Model 2)
Starter Bike
(Model 3)
Twin Hub
Single Hub



Additional benefits of this technology are its power output, efficiency gains, and a high degree of modularity. Zaiser has been developing our very own system of interchangeable power plants that can be modified to fit multiple Electrocycle classes (and other vehicles) in the future.



Batteries

A key innovation for Zaiser will be the interchangeability of its battery units. To ease routine servicing, empower our customer base, and extending the lifespan of all of our Electrocycles is the key to true sustainability.

We also recognize that the current EV charging infrastructure is lacking in two critical areas: **Fast charging / Supercharger sites** and at-home **charging**. If you live in an urban downtown area, it is currently difficult to find a place to plug your EV in overnight.

This is why:
#1 **We will be fast charging compatible.**
#2 **Our batteries will be removable and can be charged in your home.**
#3 **Within the first 10 years of production, our goal is to be able to recycle our batteries entirely.**

We plan to achieve these goals by encouraging modularity and replaceability within the industry. We also plan on investing in emerging technologies such as solid-state, and organic composite materials.





Range

A 300-mile range is quite a claim, but we are ready to back that up.

By moving the powerplant out to the wheels and shedding weight, we are confident that we will have the flexibility to achieve a 300-mile range on our model 1 Electrocycle. Freeing up space in the center of the Electrocycle will allow us to fit our 17.5 KWH battery unit and more without compromising aesthetics or aerodynamics. Additional improvements consist of efficiency gains thanks to our new twin-hub cooling system and ultra light-weight composite material implemented during manufacturing.

These benefits alone give us the '50-mile-edge' over current over the ~250-mile industry average, however, we anticipate rapid advancements in battery technology in the near future, making this goal very attainable for Zaiser.



Safety Features

We believe our safety systems should be as unobtrusive to the rider as possible. Only called upon when truly needed, and present when it really counts.

Our all-wheel-drive powertrain configuration alone paves the way for new systems such as *true traction control* and *auto stabilization*, but we aren't stopping there.

We plan on integrating innovative new tech from the automotive and motorcycle industries into one cohesive package. From lidar sensors and haptic feedback units in our handlebars to other accident avoidance technologies, our Electrocycle will be packed with exciting tech that has never before been present on one singular vehicle in this way.

Sound (or the lack thereof) is one of the main concerns with electric vehicles, particularly in motorcycling sound plays a crucial role in safety. The Electrocycle will not be silent — with its modern and integrated cooling system there will be ample opportunity to fine-tune exactly what our prototype will sound like on the road.





Market Adoption

We at Zaiser believe three main principles will lead to the success of our first Electrocycle: **Culture, Community, and Events.**

As an emerging electric motorcycle manufacturer, we want to be able to fully utilize any locations we build to their maximum potential — as opposed to "dealerships" we envisage stores that will act as gathering hubs for a community. A place where we can offer training and certification courses, and host events that further the connection between the Zaiser brand and its core customers.

Motorsports and specifically racing fall squarely into these three categories, and we are keen to help drive innovation within the electric motorsport space. Racing and Motorsports have always been key drivers of vehicle advancements and innovations, and we believe the new era of electric bikes will be no different.

Our initial go-to-market strategy focuses on urbanites who want a clean escape pod from the city with enough power to safely take them on an adventure and back.







Zaiser will build an Electrocycle that is more exciting, cheaper to build, safer, and better for the environment than anything available today.

We hope you will join us on our mission to electrify this fantastic class of vehicles, and we can't wait to see the technological leaps and innovations your investment will enable our team at Zaiser to make over the coming years.

